SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

[X]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
   OF THE SECURITIES EXCHANGE ACT OF 1934
For the calander year ended December 31, 2005

or

[  ]  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
   OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to _________

Commission file number 001-007763

A.  Full title of the plan and address of the plan, if different from that of the issuer named below:

Met-Pro Corporation Retirement Savings Plan

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Met-Pro Corporation
160 Cassell Road
PO Box 144
Harleysville, PA 19438

MET-PRO CORPORATION
RETIREMENT SAVINGS PLAN

FINANCIAL STATEMENTS

FOR THE YEARS ENDED
DECEMBER 31, 2005 AND 2004

MET-PRO CORPORATION RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

Participants and Administrator
Met-Pro Corporation
Retirement Savings Plan
Harleysville, PA

We have audited the accompanying statements of net assets available for benefits of the Met-Pro Corporation Retirement Savings Plan as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Met-Pro Corporation Retirement Savings Plan as of December 31, 2005 and 2004, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Margolis & Company P.C.
Certified Public Accountants
Bala Cynwyd, PA
May 24, 2006

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MET-PRO CORPORATION RETIREMENT SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

	DECEMBER 31,
	2005	2004

Assets:
Investments, at current value:
Mutual funds	$6,568,704	$5,860,916
Met-Pro Corporation common stock	2,003,340	1,608,670

Receivables:
Loans receivable	72,765	52,011

Net assets available for benefits	$8,644,809	$7,521,597

The notes to financial statements are an integral part of the above statement.
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MET-PRO CORPORATION RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	YEAR ENDED
	DECEMBER 31,
	2005	2004
Additions:
Contributions:
Employees	$764,628	$729,968
Employer	207,751	202,171

Total additions	972,379	932,139

Deductions:
Benefits paid to beneficiaries
and terminated employees	667,070	667,595
Administration expenses	8,077	7,537
Other expenses	6,881	8,344

Total deductions	682,028	683,476

Investment activity:
Dividends and interest	188,171	90,314
Unrealized appreciation (depreciation):
Mutual funds	340,562	407,990
Met-Pro Corporation common stock	293,696	(316,880)
Realized gain (loss):
Mutual funds	1,870	15,542
Met-Pro Corporation common stock	8,562	(18,468)

Net investment activity	832,861	178,498

Net increase	1,123,212	427,161

Net assets available for benefits:
Beginning of year	7,521,597	7,094,436

End of year	$8,644,809	$7,521,597

The notes to financial statements are an integral part of the above statement.
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MET-PRO CORPORATION RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

1.	Description of the Plan

The following description of the Met-Pro Corporation Retirement Savings Plan ("the Plan") is provided for general information purposes only. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

General - The Plan is a defined contribution plan covering substantially all U.S. employees of Met-Pro Corporation ("the Company"). Employees become eligible to be participants in the Plan upon completing twelve months of employment and having attained the age of 21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Employee contributions - The Plan provides employees with an option to enter into a salary reduction agreement with the Company, whereby a portion of the employee's compensation may be deferred by having the Company contribute such amount on the employee's behalf to the Plan. The maximum amount which an employee may elect to defer with respect to any plan year is subject to limitations as provided by the Internal Revenue Code.

Employer contributions - The Company may elect to contribute a matching percentage of one-half the participant’s eligible contributions for the plan year up to 4% of eligible compensation.

The Company may also choose to contribute a discretionary amount to the Plan. No such contributions have been made in 2005 or 2004.

Forfeitures - Forfeitures by terminated employees of amounts not vested are reallocated against plan administration fees. Employee forfeited, nonvested amounts were approximately $3,500 and $6,000 for the years ended December 31, 2005 and 2004, respectively.

Investment options - Participants can direct their allocable balances into mutual funds and sponsor corporate stock managed by PNC Advisors.

Participant accounts - Each participant's account is credited with his or her salary deferral contribution, employer matching contribution, if any, and an allocation of net investment income and charged with an allocation of administrative expenses. Allocations are based on the participant’s earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account. Participants may change their investment options at any time.

Amounts allocated to persons who terminated from the Plan but have not been paid totaled approximately $2,630,000 and $2,134,000 at December 31, 2005 and 2004, respectively.

Participant loans - Participants may borrow from their fund accounts up to a maximum of $50,000 or 50% of their vested balance, whichever is less. The loans are collateralized by the balance in the participant’s account and bear interest at rates ranging from 5% to 10%, which are commensurate with local prevailing rates as determined by the Plan Administrator.
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MET-PRO CORPORATION RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS - CONTINUED
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

1.	Description of the Plan - Continued

Vesting - Participants are immediately vested in their voluntary contributions. Vesting in the remainder of their accounts is based on years of credited service. A participant is 100 percent vested after six years of credited service.

Plan termination - The Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

2.	Summary of Significant Accounting Policies

Basis of accounting - The accompanying financial statements have been prepared on the accrual basis of accounting.

Contributions - Employer matching and employee salary deferral contributions are included in the income of the Plan in the period for which the contribution is being made. The participants designate what percentage of their contribution, along with the employer match, is allocated to the various funds.

Payments of benefits - Benefits are recorded when paid.

Investments - Investments in mutual funds and Met-Pro Corporation common stock held by the Plan are valued at quoted market prices. The difference between the year end market values and cost of current year acquisitions, and the difference between the beginning of the year and end of the year market values for assets held for the year is the unrealized appreciation (depreciation) and is included in the statement of changes in net assets available for benefits as net unrealized appreciation (depreciation).

Concentrations of credit risk - At December 31, 2005 and 2004, the Plan maintained 100% of its investments with PNC Advisors.

Use of estimates - The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3.	Tax Status

The Plan and related trust agreement are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has elected to utilize the PNC Bank prototype Plan which received favorable status November 19, 2001.

4.	Administration of Plan Assets

The Plan's assets, which consist principally of investments, are held by the Trustee of the Plan. Certain administrative functions are performed by employees of the Company. No such employee received compensation from the Plan.
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MET-PRO CORPORATION RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS - CONTINUED
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

5.	Investments

The following individual investments exceeded 5% of the fair value of net assets available for plan benefits at December 31:

	2005	2004

Fidelity Advisor Equity Growth Fund	$470,386	$407,232
Janus Adviser Balanced	422,598	400,706
Janus Adviser Capital Appreciation Fund	835,782	669,315
Janus Adviser Growth and Income Fund	1,281,994	1,151,755
Janus Adviser Large Growth Fund	666,162	605,313
Met-Pro Corporation Common Stock	2,003,340	1,608,670
BlackRock Money Market Fund	785,168	771,949
BlackRock Balanced Fund	437,500	396,128

6.	Plan Amendment

During 2005, the Company enacted an amendment to the Plan affecting only terminated employees. For terminated employees with accounts over $1,000, but not over $5,000, an automatic rollover to a qualified retirement plan will be performed. Any terminated employee with less than $1,000 will receive a distribution representing their vested account balance less the applicable 20% federal income tax withholding, unless instructed to rollover such amount to either an IRA or another qualified retirement plan of their choice.

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MET-PRO CORPORATION RETIREMENT SAVINGS PLAN

SCHEDULE H - ITEM 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2005

EIN 23-1683282
PLAN NUMBER 009

(a)	(b)	(c)	(d)	(e)

DESCRIPTION OF INVESTMENT
INCLUDING MATURITY
	IDENTITY OF ISSUE,	DATE, RATE OF INTEREST,
	BORROWER, LESSOR,	COLLATERAL, PAR OR		CURRENT
	OR SIMILAR PARTY	MATURITY VALUE	COST	VALUE

	Mutual Funds:
	AIM Basic Value Fund	Mutual fund, 2,216 shares	$ 63,336	$ 75,840
	AIM Small Cap Equity Fund	Mutual fund, 2,024 shares	23,997	24,812
	AIM Small Cap Growth Fund	Mutual fund, 3,656 shares	92,891	100,570
	American Century Small Cap Q	Mutual fund, 7,532 shares	71,626	72,989
	American Century Small Cap V	Mutual fund, 14,468 shares	143,156	139,327
	BlackRock Balanced Fund	Mutual fund, 29,167 shares	412,454	437,500
	BlackRock Core Bond
	Total Return Fund	Mutual fund, 26,929 shares	263,493	256,361
	BlackRock Index Equity Fund	Mutual fund, 10,432 shares	220,674	248,496
	BlackRock Money Market Fund	Mutual fund, 562,885 shares	677,859	785,168
	Federated Mid-Cap Index Fund	Mutual fund, 10,150 shares	191,979	224,920
	Fidelity Advisor Equity Growth Fund	Mutual fund, 9,783 shares	500,642	470,386
	Fidelity Advisor Value Strategic Fund	Mutual fund, 3,120 shares	93,532	92,506
	Investment Company of America	Mutual fund, 1,559 shares	45,971	48,887
	Janus Adviser Balanced Fund	Mutual fund, 16,160 shares	375,865	422,598
	Janus Adviser Capital
	Appreciation Fund	Mutual fund, 29,091 shares	619,749	835,782
	Janus Adviser Large Growth Fund	Mutual fund, 30,970 shares	611,552	666,162
	Janus Adviser Growth
	and Income Fund	Mutual fund, 70,401 shares	1,034,062	1,281,994
	Janus Adviser International Fund	Mutual fund, 5,691 shares	143,530	215,471
	Met-Pro Stock Liquidity Fund	Mutual fund, 1,010 shares	1,010	1,010
	Washington Mutual Investors Fund	Mutual fund, 5,445 shares	154,630	167,925

*	Met-Pro Corporation Stock	Common stock, 168,916 shares	1,385,924	2,003,340

*	Participant loans	5% - 10%; interest with
		varying maturity dates	-	72,765

			$7,127,932	$8,644,809

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MET-PRO CORPORATION RETIREMENT SAVINGS PLAN

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person(s) who administer(s) the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Met-Pro Corporation Retirement Savings Plan

July 20, 2006	By: /s/ Gary J. Morgan
Date	Gary J. Morgan
Plan Administrator

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MET-PRO CORPORATION RETIREMENT SAVINGS PLAN

Exhibit Index

Exhibit
Number	Description

23.1*	Consent of Independent Registered Public Accounting Firm

* Filed herewith

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